Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

July 28, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mindy Rotter and Mr. David Orlic

Re:       Infinity Core Alternative Fund, File Nos.: 333-239248; 811-22923

Dear Ms. Rotter and Mr. Orlic:

The following is a letter in response to the comments you provided in connection with your review of Amendment No. 15 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), for Infinity Core Alternative Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment to the Fund’s Registration Statement.

Accounting Comments

1.	Comment: Please explain the increase in the Acquired Fund Fees and Expenses noted in the expense table.

Response: The Acquired Fund Fees and Expenses (AFFE) rose from 7.68% in the period ended March 31, 2019 to 11.56% in the period ended March 31, 2020. As noted in the footnote to the expense table, the AFFE is reflective of the Fund’s direct expenses as well as a pro-rata share of the Investment Funds’ expenses that the Fund indirectly bears. The higher AFFE in the period ended March 31, 2020 is reflective of changes in the Fund’s portfolio as well as fees that are based on the performance of the Underlying Managers (Investment Funds), which fluctuate over time.

Legal Comments

2.	Comment: Because the Expense Limitation and Reimbursement Agreement may be terminated by any party upon 30 days’ notice, please remove the information regarding amounts paid under the Expense Limitation and Reimbursement Agreement from the fee table.

Response: The Fund will remove the “Amount Paid or Absorbed Under Expense Limitation and Reimbursement Agreement” and “Net Annual Expenses” rows from the fee table and retain the explanation of the Expense Limitation and Reimbursement Agreement as a footnote to the fee table.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3.	Comment: Please consider whether the Fund should include disclosure regarding the possibility that the use of LIBOR may be discontinued.

Response: The following additional disclosure will be added to “Interest Rate Risk” in the prospectus: “The Investment Funds’ investments, interest payment obligations and financing terms may be based on floating rates, such as LIBOR. On July 27, 2017, the head of the UK Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. Regulators and industry working groups have suggested alternative reference rates, but global consensus is lacking and the process for amending existing contracts or instruments to transition away from LIBOR remains unclear. There also remains uncertainty and risk regarding the willingness and ability of issuers to include enhanced provisions in new and existing contracts or instruments. As such, the transition away from LIBOR may lead to increased volatility and illiquidity in markets that are tied to LIBOR, reduced values of LIBOR-related investments, and reduced effectiveness of hedging strategies.”

4.	Comment: Please provide the undertaking required by Rule 484(b)(3) regarding indemnification in Part C of the Registration Statement.

Response: The Fund will provide the following undertaking in its response to Item 30 of Part C: “Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to the trustees, officers and controlling persons of the Fund pursuant to the foregoing provisions or otherwise, the Fund has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by the trustees, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by the trustees, officer or controlling person, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.”

5.	Comment: The power of attorney for Terrance Gallagher does not appoint Michael Peck as his attorney-in-fact. Please file the appropriate power of attorney or update the signature page as appropriate.

Response: The Fund will file an updated power of attorney for Terrance Gallagher to Part C of the Registration Statement.

6.	Comment: Please revise and refile the Consent of Counsel. The law firm may decline to admit, but may not deny, that the firm is within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Response: The Fund will revise and refile the Consent of Counsel. The language of the Consent will be modified to state that the law firm’s consent is not an admission that the firm is within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

We trust that the foregoing is responsive to your comments. Questions and comments concerning these responses may be directed to the undersigned at (215) 988-3307 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Jillian Bosmann

Jillian Bosmann

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